

June 15, 2009

Via Facsimile and U.S. Mail
Stacie Aarestad, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue at Prudential Center
Boston, MA 01299--100

      Re: Lamar Advertising Company
                Schedule TO-I
                Filed June 3, 2009
                File No. 5-58057

Dear Ms. Aarestad:

      We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(A)(1)(A): Offer to Exchange

Summary Term Sheet and Questions and Answers, page 1

Terms Used In This Offer to Exchange

1.   Your definition of eligible participant excludes employees "who live or work outside of
        the United States or in Puerto Rico." You further disclose that employees in Canada and
        Puerto Rico may not participate in the offer. Please note that the all-holders provision in
        Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S.
        holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If
        you are relying on the global exemptive order applicable to employee stock option
        exchanges, please be advised that exemptive relief is premised on the compensatory
        reasons for the exclusion of employees. Accordingly, please explain in your response
        letter how the exclusion of employees in certain foreign jurisdictions is related to a
        compensatory purpose, or revise to include them in the offer.

2.   Please be advised that all conditions of the offer, other than the receipt of governmental
        approvals, must be satisfied or waived as of a time on or before the expiration of the
        offer. The condition requiring that individuals remain employees as of the exchange
        date, which, as currently structured, will be after the expiration date, does not appear to
        comply with that requirement. Please revise your disclosure accordingly.

Section 8. Conditions of the Offer, page 15

3.   A tender offer may be conditioned on a variety of events and circumstances, provided
        that they are not within the direct or indirect control of the bidder, and are drafted with
        sufficient specificity to allow for objective verification whether or not the conditions
        have been satisfied. Please advise us, with a view toward revised disclosure, of the
        purpose of the language on page 16 regarding "any event or events [that] occur that have
        resulted or may result, in our reasonable judgment, in a material impairment of the
        contemplated benefits of the offer to us…" Revise to describe the types of events
        contemplated by this language in order to provide clarity to shareholders regarding what
        may constitute a bona fide triggering event.

4.   With the previous comment in mind, please clarify the condition on page 16 regarding
        "any rules or regulations by any governmental authority, the Financial Industry
        Regulatory Authority, the Nasdaq…or other regulatory or other administrative
        authority…have been enacted, enforced, or deemed applicable to us." Would the
        enactment of "any" rule or regulation, whether or not such enactment materially impacted
        the company, result in a trigger of this condition? As drafted, the condition appears to be

overly broad. Please revise your disclosure to clarify the circumstances in which this condition would be deemed to apply.

5.   Refer to the last paragraph of this section relating to your failure to exercise the right to waive an offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Section 16. Extension of offer; termination; amendment, page 25

6.   Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving <u>only</u> oral notice to option holders. Please revise to clarify.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions